Exhibit A2

Authorisation number: 203/13

CYPRUS INVESTMENT FIRM
AUTHORISATION

Herewith, the Cyprus Securities and Exchange Commission issues a CIF authorisation, by virtue of sections 6(6) and 22 of the Investment Services and Activities and Regulated Markets Law of 2007 as amended, to the company:

«WGM Services Ltd»

The Company is permitted to provide only the investment and ancillary services or and to perform only the investment activities in relation to the financial instruments stated in the attached Annex.

CYPRUS SECURITIES AND
EXCHANGE COMMISSION
TRUE TRANSLATION
	Date:	06/20/2013
June 14, 2013

Date of issue	Cyprus Securities and
Exchange Commission

32, STASIKRATOUS, 4th FLOOR, P.O.BOX 24996 CY-1306, NICOSIA, CYPRUS, TEL. 357 22875475, FAX. 357 22754671 e-mail: info@cysec.gov.cy   http://cysec.gov.cy